Exhibit H.1
                           PROPOSED FORM OF NOTICE
                           (Release No. 35-______)

                                 FORM U-1
                     APPLICATION/DECLARATION UNDER THE
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

WITH RESPECT TO THE PAYMENT OF DIVIDENDS AND SHARE REPURCHASES BY YANKEE ENERGY SYSTEM, INC. AND CERTAIN SUBSIDIARIES

_________________, 2000

     Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), Yankee Energy System, Inc. ("YES"), a wholly owned subsidiary of NU, Yankee Gas Services Company ("Yankee Gas"), a public utility subsidiary of YES and Yankee Financial Services Company ("Yankee Financial"), NorConn Properties, Inc. ("NorConn"), Yankee Energy Services Company ("Yesco") and R.M. Services, Inc. ("RMS"), all wholly-owned nonutility subsidiaries of YES (the "Yankee Nonutility Subsidiaries" and collectively with YES, Yankee Gas and NU, the "Applicants"), have submitted an application/declaration (the "Application") pursuant to Section 12(c) of the Act and Rules 46 thereunder. NU is located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090, YES, Yankee Gas, Yankee Financial, Yesco and NorConn are located at 599 Research Parkway, Meriden, Connecticut 06450 and RMS is located at 639 Research Parkway, Meriden, Connecticut, 06450.

     YES merged with and into NU as of March 1, 2000. As a result of the application of the purchase method of accounting to the merger, the merger gave rise to a substantial level of goodwill which, in accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, has been "pushed down" to YES and its subsidiaries and reflected as additional paid-in-capital in their financial statements. In addition, as a result of the push down of the goodwill, the current retained earnings of YES and its subsidiaries have been effectively reset to zero as if they were new companies, with the balance being reflected in paid-in-capital. For these reasons, through June 30, 2002 (i) each of YES and Yankee Gas request authorization to pay dividends out of the additional paid-in-capital account up to the amount of their respective retained earnings just prior to the Merger and out of earnings before the amortization of the Merger Goodwill, in the case of Yankee Gas, and out of distributed earnings in the case of YES, thereafter,
(ii) the Yankee Nonutility Subsidiaries request authorization to pay dividends out of capital and unearned surplus, and (iii) YES and its subsidiaries request authorization to repurchase shares of their respective stock in order to lower the respective company's equity to total capital ratio.

     The Application is available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Application should submit their views in writing by ____________, 2000, to the Secretary, Securities and Exchange Commission, Washington D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application as filed, or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.
                  ____________________________________